20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Our Ref: GSD/TCHL/4490
8th December 2005
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

Encl.

Tai Cheung Holdings Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

(Stock Code: 88)

INTERIM REPORT OF 2005-2006

I am pleased to report the unaudited results of the Group for the six months ended 30th September 2005.

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the six months ended 30th September 2005

	Note	(Unaudited) Six Months Ended 30/9/2005 HK$ Million	(Unaudited) Six Months Ended 30/9/2004 (As restated) HK$ Million
Turnover	3	111.0	186.3
Cost of property sales		(23.6)	(97.7)
Property expenses		(30.6)	(30.4)
Gross profit		56.8	58.2
Administrative expenses		(19.4)	(17.0)
Write-back of provision against properties for sale		42.4	-
Provision for investment securities		-	(2.3)
Impairment of available-for-sale financial assets		(2.3)	-
Operating profit	4	77.5	38.9
Finance costs		(2.4)	(0.8)
Share of results of associated companies		41.6	30.3
Profit before taxation		116.7	68.4
Taxation	5	(5.7)	(3.2)
Profit attributable to shareholders		111.0	65.2
Dividends			
Interim, proposed, of HK 6 cents (2004: HK 4 cents) per ordinary share		37.1	24.7
Earnings per share	6	18.0¢	10.6¢

CONSOLIDATED BALANCE SHEET
As at 30th September 2005

	Note	(Unaudited) 30/9/2005 HK$ Million	(Audited) 31/3/2005 (As restated) HK$ Million
Non-current assets			
Investment properties		152.1	152.1
Fixed assets		2.6	2.0
Prepaid lease payments		1,517.0	1,526.4
Associated companies		100.5	89.9
Investment securities		-	67.2
Available-for-sale financial assets		74.7	-
Deferred tax assets		14.7	14.7
Mortgage loans receivable		23.5	24.9
		1,885.1	1,877.2
Current assets			
Properties for sale		1,542.8	1,469.6
Properties under development		132.6	150.3
Mortgage loans receivable		0.3	0.3
Debtors, deposits and prepayments	7	55.4	30.0
Bank balances and cash		55.7	97.5
		1,786.8	1,747.7
Current liabilities			
Creditors, deposits and accruals	8	100.2	94.2
Bank loans – secured		73.7	59.9
Bank loans – unsecured		58.0	50.0
Current portion of long term liabilities	9	4.0	58.9
Taxation payable		11.7	8.1
		247.6	271.1
Net current assets		1,539.2	1,476.6
Total assets less current liabilities		3,424.3	3,353.8
Non-current liabilities			
Long term liabilities	9	241.3	244.5
Deferred tax liabilities		3.5	3.4
		244.8	247.9
Net assets		3,179.5	3,105.9

(vii) The following is a summary of effect of adopting the new HKFRSs on the consolidated balance sheet at 30th September 2005 and 31st March 2005:

	Increase/(decrease) Effect of adopting HKAS 17 HK$ Million	HKAS 40 HK$ Million	HKAS-Int 21 HK$ Million	HK-Int 2 HK$ Million	HKAS 39 HK$ Million	Total HK$ Million
(a) At 30th September 2005						
Prepaid lease payments	1,517.0	-	-	-	-	1,517.0
Associated companies	-	-	-	(1,523.6)	-	(1,523.6)
Investment securities	-	-	-	-	(74.7)	(74.7)
Available-for-sale financial assets	-	-	-	-	74.7	74.7
Properties for sale	(1,496.2)	-	-	-	-	(1,496.2)
Properties under development	(248.9)	-	-	-	-	(248.9)
Deferred tax liabilities	-	-	1.2	-	-	1.2
Net assets	(228.1)	-	(1.2)	(1,523.6)	-	(1,752.9)
Retained profits	(228.1)	6.8	(1.2)	-	-	(222.5)
Other reserves	-	(6.8)	-	(1,523.6)	-	(1,530.4)
Shareholders' funds	(228.1)	-	(1.2)	(1,523.6)	-	(1,752.9)
(b) At 31st March 2005						
Prepaid lease payments	1,526.4	-	-	-	-	1,526.4
Associated companies	-	-	-	(1,523.6)	-	(1,523.6)
Investment securities	-	-	-	-	(67.2)	(67.2)
Available-for-sale financial assets	-	-	-	-	67.2	67.2
Properties for sale	(1,487.2)	-	-	-	-	(1,487.2)
Properties under development	(253.0)	-	-	-	-	(253.0)
Deferred tax liabilities	-	-	1.2	-	-	1.2
Net assets	(213.8)	-	(1.2)	(1,523.6)	-	(1,738.6)
Retained profits	(213.8)	6.8	(1.2)	-	-	(208.2)
Other reserves	-	(6.8)	-	(1,523.6)	-	(1,530.4)
Shareholders' funds	(213.8)	-	(1.2)	(1,523.6)	-	(1,738.6)

2. **CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS**
Estimates and judgements used in preparing the accounts are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities include those related to investment properties, impairment of assets and income taxes.

3. **TURNOVER AND SEGMENT INFORMATION**
The Group is principally engaged in property investment and development, investment holding and property management.

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the nature of the operation of the Group.

(a) Primary reporting format – business segments

Six Months Ended 30/9/2005	Property development HK$ Million	Property leasing HK$ Million	Property management HK$ Million	Hotel operation HK$ Million	Investment holding HK$ Million	Group HK$ Million
Turnover	56.6	50.7	3.0	-	0.7	111.0
Segment results before provision	(2.6)	38.7	1.6	-	(0.2)	37.5
Write-back of provision for properties	19.9	22.5	-	-	-	42.4
Impairment of available-for-sale financial assets	-	-	-	-	(2.3)	(2.3)
Segment results	17.3	61.2	1.6	-	(2.5)	77.6
Unallocated costs						(0.1)
Operating profit						77.5
Finance costs						(2.4)
Share of results of associated companies	0.3	-	-	41.3	-	41.6
Profit before taxation						116.7
Taxation						(5.7)
Profit attributable to shareholders						111.0

Six Months Ended 30/9/2004 (As restated)

9. LONG TERM LIABILITIES

	30/9/2005 HK$ Million	31/3/2005 HK$ Million
Secured bank loans wholly repayable within five years	245.3	303.4
Less: Current portion of long term liabilities	(4.0)	(58.9)
	241.3	244.5

The maturity of the Group's long term liabilities is as follows:

	30/9/2005 HK$ Million	31/3/2005 HK$ Million
Secured bank loans		
Within one year	4.0	58.9
In the second year	116.3	4.0
In the third to fifth year	125.0	240.5
	245.3	303.4

INTERIM DIVIDEND
The Directors declared an interim dividend of HK 6 cents per share, representing an increase of 50% over last year. The said interim dividend is payable on 8th February 2006.

REGISTER OF MEMBERS
The Register of Members will be closed from 3rd January 2006 to 6th January 2006, both days inclusive. Shareholders should ensure that all transfers accompanied by the relevant share certificates are lodged with the Company's Registrars in Hong Kong, Computershare Hong Kong Investor Services Limited at 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on 30th December 2005 in order that they may receive their dividend entitlement.

MANAGEMENT DISCUSSION AND ANALYSIS
Interim Results
The Group's unaudited profit attributable to shareholders for the six months ended 30th September 2005 amounted to HK$111.0 million. This represents an increase of 70% over the restated profit of HK$65.2 million for the same period in 2004. The improvement in earnings is mainly due to the improvements in the property market and the hotel industry in Hong Kong.

In the preparation of the Group's interim accounts herein presented, the Group has adopted a number of new or revised Hong Kong Accounting Standards which are effective for accounting periods commencing on 1st April 2005, and relevant comparative figures have correspondingly been restated.

Prior to 1st April 2005, it was the Group's policy, in accordance with the relevant accounting standards previously applicable, to state the value of its owned and operated hotel properties at their open market valuations appraised annually and not depreciated. Upon the adoption by the Group of the new accounting standards, Sheraton – Hong Kong Hotel is now stated at cost less accumulated depreciation and amortisation on the hotel land and buildings.

In order to fully reflect the underlying economic values of the Group's hotel properties, the Group considers it appropriate also to present to shareholders, as set out below, supplementary information on the Group's statement of net assets on the basis that the Group were to continue to state its hotel properties at their open market valuations as at 31st March 2005 and not depreciated.

	30/9/2005 (Unaudited) HK$ Million	31/3/2005 (Unaudited) HK$ Million
NON-CURRENT ASSETS		
Interest in associates	100.5	89.9
Add: Attributable revaluation surplus relating to hotel properties *	1,535.0	1,523.6
	1,635.5	1,613.5
Other non-current assets	1,784.6	1,787.3
	3,420.1	3,400.8
CURRENT ASSETS	1,786.8	1,747.7
CURRENT LIABILITIES	(247.6)	(271.1)
NET CURRENT ASSETS	1,539.2	1,476.6
TOTAL ASSETS LESS CURRENT LIABILITIES	4,959.3	4,877.4
NON-CURRENT LIABILITIES	(244.8)	(247.9)
NET ASSETS AS IF THE HOTEL PROPERTIES WERE STATED AT OPEN MARKET VALUE	4,714.5	4,629.5
Net assets per ordinary share as if the hotel properties were stated at open market value	HK$7.63	HK$7.49

* *Based on open market valuations as at 31st March 2005.*

Property Development
Construction work at Avanzado Technology Park in California has been completed. All units have been pre-sold. Profits from this development will be recorded in the second half of the financial year.

The luxury residential project at Chung Hom Kok has been completed and we are making steady progress in the sale of this development.

Foundation and site formation work at the luxury residential project at Plunkett's Road on the Peak is progressing according to schedule.

Hotel
There have been two new 5-star hotels completed recently. However, a big 5-star hotel in Kowloon will be demolished soon. As a result, the supply of 5-star hotel rooms will result in negative growth. Therefore, the Sheraton Hong Kong Hotel, in which your Group has 35% interest, will continue to perform well in the next few years due to strong demand and lack of

	30/9/2005	31/3/2005
Capital and reserves		
Share capital	61.7	61.7
Retained profit	2,732.4	2,658.5
Other reserves	348.3	348.6
Proposed dividend	37.1	37.1
Shareholders' funds	3,179.5	3,105.9

Notes:

1. **BASIS OF PREPARATION AND ACCOUNTING POLICIES**

(a) **Basis of Preparation**

These unaudited condensed consolidated interim accounts have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 to the Listing Rules of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The condensed accounts should be read in conjunction with the 2005 annual accounts.

The accounting policies and methods of computation used in the preparation of these condensed interim accounts are consistent with those used in the annual accounts for the year ended 31st March 2005 except that the Group has changed some of its accounting policies following its adoption of new/revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("new HKFRSs") which are effective for accounting periods commencing on or after 1st January 2005.

(b) **Changes in Accounting Policies**

In the six months ended 30th September 2005, the Group adopted the new HKFRSs below which are relevant to its operations. The prior period comparatives have been amended as required in accordance with the relevant requirements.

(i) *Prepaid lease payments*

The adoption of the revised HKAS 17 "Leases" has resulted in a change in the accounting policy relating to the reclassification of leasehold land from properties for sale and properties under development to operating leases. The up-front prepayments made for the leasehold land are expensed in the profit and loss account on a straight-line basis over the period of the lease or where there is impairment, the impairment is expensed in the profit and loss account. In prior years, the leasehold land was accounted for at the lower of cost and estimated net realisable value.

(ii) *Investment properties*

The adoption of the revised HKAS 40 "Investment Property" has resulted in a change in the accounting policy whereby changes in fair values are recorded in the profit and loss account. In prior years, increases in fair value were credited to the investment properties valuation reserve; decreases in fair value were first set off against increases on earlier valuations on a portfolio basis and thereafter were charged to the profit and loss account. Any subsequent increase was credited to the profit and loss account to the extent of the amount previously charged.

(iii) *Deferred taxation*

The adoption of the revised HKAS-Interpretation ("HKAS-Int") 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets" has resulted in a change in the accounting policy relating to the measurement of deferred taxation arising from the revaluation of investment properties. Such deferred taxation is measured on the basis of tax consequences that would follow from recovery of the carrying amount of that asset through use and is calculated at the profits tax rate.

In prior years, the carrying amount of the asset was expected to be recovered through sale. No provision for deferred taxation on revaluation of investment properties in Hong Kong was made as the deferred taxation was calculated at the tax rate applicable on eventual sale, which in Hong Kong is nil.

(iv) *Hotel property*

The adoption of HK Interpretation ("HK-Int") 2 "The Appropriate Accounting Policies for Hotel Properties" has resulted in a change in the accounting policy whereby an owner-operated hotel property would be accounted for as property, plant and equipment. The depreciable amount of the hotel building would be depreciated over its remaining useful economic life and the carrying amount of the leasehold land would be amortised over the remaining term of the lease.

In prior years, the hotel property held by the associated company was accounted for as an investment property. No depreciation or amortisation was required.

(v) *Financial instruments*

The adoption of HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement" has resulted in a change in accounting policy for recognition, measurement and disclosure of financial instruments.

In accordance with the requirements of HKAS 32 and HKAS 39, the Group has reclassified its long-term investments as available-for-sale investments. The changes in fair values for available-for-sale investments are recognised in equity. Where there are downward movements which are considered to be impairment in nature, in which case the amount is charged to the profit and loss account. Loans and receivables are measured at amortised cost using the effective interest method.

In prior years, investment securities were stated at cost less provision.

(vi) The following is a summary of effect of adopting the new HKFRSs on the consolidated profit and loss account for the six months ended 30th September 2005 and 30th September 2004:

	Increase/(decrease) Effect of adopting					
	HKAS 17 HK$ Million	HKAS 40 HK$ Million	HKAS-Int 21 HK$ Million	HK-Int 2 HK$ Million	HKAS 39 HK$ Million	Total HK$ Million
(a) For the six months ended 30th September 2005						
Property expenses	14.9	-	-	-	-	14.9
Cost of property sales	(0.5)	-	-	-	-	(0.5)
Profit attributable to shareholders	(14.4)	-	-	-	-	(14.4)
Earnings per share	(2.3¢)	-	-	-	-	(2.3¢)
(b) For the six months ended 30th September 2004						
Property expenses	13.7	-	-	-	-	13.7
Cost of property sales	(1.8)	-	-	-	-	(1.8)
Profit attributable to shareholders	(11.9)	-	-	-	-	(11.9)
Earnings per share	(1.9¢)	-	-	-	-	(1.9¢)

	Property development HK$ Million	Property leasing HK$ Million	Property management HK$ Million	Hotel operation HK$ Million	Investment holding HK$ Million	Group HK$ Million
Turnover	135.6	47.5	3.0	-	0.2	186.3
Segment results before provision	5.9	34.4	1.5	-	(0.5)	41.3
Provision for investment securities	-	-	-	-	(2.3)	(2.3)
Segment results	5.9	34.4	1.5	-	(2.8)	39.0
Unallocated costs						(0.1)
Operating profit						38.9
Finance costs						(0.8)
Share of results of associated companies	0.2	-	-	30.1	-	30.3
Profit before taxation						68.4
Taxation						(3.2)
Profit attributable to shareholders						65.2

(b) *Secondary reporting format – geographical segments*

	Turnover Six Months Ended 30/9/2005 HK$ Million	Turnover Six Months Ended 30/9/2004 HK$ Million	Operating results Six Months Ended 30/9/2005 HK$ Million	Operating results Six Months Ended 30/9/2004 (As restated) HK$ Million
Hong Kong	110.8	100.7	81.2	20.7
United States of America	0.2	85.6	(3.7)	18.2
	111.0	186.3	77.5	38.9

4. **OPERATING PROFIT**

Operating profit is stated after charging the following:

	Six Months Ended 30/9/2005 HK$ Million	Six Months Ended 30/9/2004 (As restated) HK$ Million
Amortisation of prepaid lease payments	14.9	13.7
Depreciation	0.3	0.3

5. **TAXATION**

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the period.

	Six Months Ended 30/9/2005 HK$ Million	Six Months Ended 30/9/2004 HK$ Million
Current taxation:		
Hong Kong profits tax	5.6	3.1
Deferred taxation	0.1	0.1
	5.7	3.2

The Group's share of taxation attributable to associated companies for the six months ended 30th September 2005 of HK$8.7 million (2004: HK$6.3 million) is included in the consolidated profit and loss account as share of results of associated companies.

6. **EARNINGS PER SHARE**

The calculation of earnings per share is based on the profit attributable to shareholders of HK$111.0 million (2004: HK$65.2 million, as restated) and ordinary shares in issue of 617,531,425 (2004: 617,531,425).

7. **DEBTORS, DEPOSITS AND PREPAYMENTS**

	30/9/2005 HK$ Million	31/3/2005 HK$ Million
Debtors, aged		
0-3 months	8.1	21.1
Over 3 months	36.0	-
	44.1	21.1
Deposits and prepayments	11.3	8.9
	55.4	30.0

Credit terms given to customers vary and are generally within three months.

8. **CREDITORS, DEPOSITS AND ACCRUALS**

	30/9/2005 HK$ Million	31/3/2005 HK$ Million
Creditors, aged		
0-3 months	2.1	5.9
Over 3 months	3.2	3.2
	5.3	9.1
Deposits and accruals	94.9	85.1
	100.2	94.2

new supply.

Prospects

There has been a gradual increase in interest rates over the past six months and it has been predicted that interest rates will rise a further 0.25% to 0.5% over the next six months. As a result of the rise in interest rates, the property market has slowed down in recent days. However, the current interest rate level is still relatively low comparative to the levels experienced in the last 30 years. Therefore, it is expected that the property market will become buoyant again after the next few months.

The sectors which your Group concentrates on are high-class residential and office properties. Because of limited supply and strong demand, we expect that high-class residential properties in traditional luxury residential areas will continue to do well.

In order to comply with Basel II requirements, a lot of financial institutions in Hong Kong will have to upgrade their back offices and emergency recovery centres before January 2007. These demands, in addition to those generated by economic recovery, will provide a strong stimulus to demand in office space.

LIQUIDITY AND FINANCIAL RESOURCES

At 30th September 2005, the Group's borrowings net of cash was HK$321.3 million as compared with HK$315.8 million at 31st March 2005. 36.0% of the Group's borrowings were payable within one year and 64.0% were payable between two to five years. Approximately 80.9% of the Group's borrowings were denominated in Hong Kong dollars and the remaining 19.1% were in United States dollars. The US dollar loans are directly tied in with the business of the Group's US operations, and therefore these loans are substantially hedged by assets in the same currency.

Committed borrowing facilities available to the Group, but not drawn at 30th September 2005, amounted to HK$421.0 million. All such banking facilities bear interest at floating rates generally and are subject to periodic review. The gearing ratio was 11.9% at 30th September 2005, compared to 13.3% at 31st March 2005.

Certain properties of the Group with a carrying value of HK$1,117.2 million (31st March 2005: HK$1,338.0 million) have been pledged to banks as security for facilities granted to the extent of HK$525.0 million (31st March 2005: HK$648.3 million) against which HK$319.0 million (31st March 2005: HK$363.3 million) has been utilised at the balance sheet date.

HUMAN RESOURCES

The Group, excluding associated companies, employs a total of 240 people in Hong Kong and the United States. Employees' costs, excluding directors' emoluments, amounted to HK$23.2 million for the period ended 30th September 2005. Remuneration packages are reviewed annually with other employee benefits including medical subsidies, a non-contributory provident fund scheme and a mandatory provident fund scheme.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of these unaudited interim accounts.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

During the period, the Company has complied with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Listing Rules of the Stock Exchange except in relation to the followings:

(1) Under code provision A.2.1 of the Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

The Company does not have a separate Chairman and Chief Executive Officer and Mr. David Pun Chan currently holds both positions. The Board considers that the combination of the roles of Chairman and Chief Executive Officer can promote the efficient formulation and implementation of the Company's strategies to grasp business opportunities efficiently and promptly. Such arrangement, which has been adopted by many local and international corporations, enables the Company to meet the rapidly changing business environment which needs quicker decision making to achieve business efficiency.

(2) Under code provision A.4.1 of the Code, non-executive directors should be appointed for a specific term, subject to re-election.

Non-executive Directors of the Company are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Bye-Laws.

(3) Under the second part of code provision A.4.2 of the Code, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

According to the Company's Bye-Laws, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, the number nearest to but not greater than one-third) shall retire from office by rotation provided that no Director holding office as Chairman or Managing Director shall be subject to retirement by rotation or be taken into account in determining the number of directors to retire. The Board considers that the continuity of office of the Chairman provides the Group a strong and consistent leadership and is of great importance to the smooth operations of the Group.

(4) Under code provision D.1.2 of the Code, an issuer should formalize the functions reserved to the board and those delegated to management.

The respective functions of the Board and management of the Company have been formalized and set out in writing which was approved by the Board in June 2005.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules of the Stock Exchange. All Directors have confirmed, following enquiry by the Company, that they have complied with the required standard set out in the Model Code throughout the period.

Finally, I would like to thank all staff for their loyal support and hard work.

By Order of the Board
David Pun Chan
Chairman

Hong Kong, 8th December 2005

As at the date hereof, the Board comprises Mr. David Pun Chan (Chairman), Mr. Wing Sau Li and Mr. William Wai Lim Lam as executive directors, Ms. Ivy Sau Ching Chan as non-executive director and Mr. Karl Chi Leung Kwok, Mr. Benedict Cho Hung Woo and Mr. Joseph Wing Siu Cheung as independent non-executive directors.

20th Floor, Hong Kong Club Building,
3A Chater Road, Central.
Hong Kong.
Telephone: (852) 2532 2688, 2522 3112
Fax: (852) 2810 4108, 2868 5230, 2877 2487

大昌集團有限公司
Tai Cheung Holdings Limited
(Incorporated in Bermuda with limited liability)

Our Ref: GSD/TCHL/4490
8th December 2005
BY AIRMAIL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4), 450 Fifth Street
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Tai Cheung Holdings Limited
Rule 12g3-2(b) Exemption
File No. 82-3528

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Tai Cheung Holdings Limited (the "Company"), enclosed is the document described on Annex A hereto for your attention.

This document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 23rd June 1993.

This information is being furnished with the understanding that such information and document will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (011-852) 2532 2688 in Hong Kong if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Daniel L. Goelzer, Baker & McKenzie, 815 Connecticut Avenue, N.W. Washington, D.C. 20006-4078 in the enclosed self-addressed envelope.

Thank you for your kind attention.

Yours faithfully,
TAI CHEUNG HOLDINGS LIMITED

Ivy Y. H. Tam
Secretary

Encl.

File No. 82-3528

Annex A to Letter to the SEC
dated 8th December 2005
of Tai Cheung Holdings Limited

The document checked below is being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on June 23, 1993 :

Description of Document

Title : Preliminary Announcement
in respect of the 2005-2006 Interim Results

Date : 8th December 2005

Entity requiring item : Hong Kong Stock Exchange
(pursuant to listing agreement
between Exchange and Company)